EXHIBIT A

FORM OF AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 8 TO THE INVESTMENT ADVISORY AGREEMENT

(Thrivent Series Fund, Inc.)

Thrivent Financial for Lutherans (“TFL”) and Thrivent Series Fund, Inc. (“TSF”) hereby agree that, effective August 16, 2013, the advisory fee charged to Thrivent Balanced Income Plus Portfolio (formerly Thrivent Balanced Portfolio), under the terms of the Investment Advisory Agreement between TFL and TSF dated April 10, 2002, as amended, will be revised as follows:

$0-$500 million	0.55%
More than $500 million but not over $1 billion	0.50%
More than $1 billion but not over $2.5 billion	0.475%
More than $2.5 billion but not over $5 billion	0.45%
More than $5 billion	0.425%

THRIVENT SERIES FUND, INC.

By:
Title:

THRIVENT FINANCIAL FOR LUTHERANS

By:
Title: